                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(a)




                              HYBRID NETWORKS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    44860K102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Stephen E. Halprin                                 Edwin Lowe, Esq.
  OSCCO Management Partners III                          Fenwick & West LLP
          12 Hawk View                                  Two Palo Alto Square
   Portola Valley, CA  94028                            Palo Alto, CA  94306
                                                            (650) 494-0600
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                October 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

-----------------------------------

CUSIP No.  44860K102
-----------------------------------

-------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OSCCO III, L.P.   94-3100071
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  / /
    2                                                                                                  (b)  /X/

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          PF
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION


          State of California
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                7     SOLE VOTING POWER
           NUMBER
             OF                       761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           SHARES               8     SHARED VOTING POWER
        BENEFICIALLY
           OWNED                      Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
             BY                 9     SOLE DISPOSITIVE POWER
            EACH
         REPORTING                    761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           PERSON               10    SHARED DISPOSITIVE POWER
            WITH
                                      Not Applicable
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
-------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------------------------------------------

-----------------------------------

CUSIP No  44860K102
-----------------------------------

-------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OSCCO MANAGEMENT PARTNERS III               94-3100206
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  / /
    2                                                                                                  (b)  /X/

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          PF
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          State of California
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
           NUMBER
             OF                      761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY
           OWNED                     Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
             BY                 9    SOLE DISPOSITIVE POWER
            EACH
         REPORTING                   761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           PERSON               10   SHARED DISPOSITIVE POWER
            WITH
                                     Not applicable
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
-------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------------------------------------------

-----------------------------------

CUSIP No  44860K102
-----------------------------------

-------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          STEPHEN E. HALPRIN         SS# ###-##-####
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  / /
    2                                                                                                  (b)  /X/

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
           NUMBER
             OF                      Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY
           OWNED                     761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
             BY                 9    SOLE DISPOSITIVE POWER
            EACH
         REPORTING                   Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           PERSON               10   SHARED DISPOSITIVE POWER
            WITH
                                     761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
-------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------------------------------------------------

-----------------------------------

CUSIP No  44860K102
-----------------------------------

-------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          F. Ward Paine              SS # ###-##-####
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  / /
    2                                                                                                  (b)  /X/

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
           NUMBER
             OF                      Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY
           OWNED                     761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
             BY                 9    SOLE DISPOSITIVE POWER
            EACH
         REPORTING                   Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           PERSON               10   SHARED DISPOSITIVE POWER
            WITH
                                     761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
-------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------------------------------------------------

-----------------------------------

CUSIP No  44860K102
-----------------------------------

-------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
    1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jonathan C. Baer           SS # ###-##-####
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  / /
    2                                                                                                  (b)  /X/

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          AF
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
           NUMBER
             OF                      Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY
           OWNED                     761,723
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
             BY                 9    SOLE DISPOSITIVE POWER
            EACH
         REPORTING                   Not Applicable
                             --------------------------------------------------------------------------------------
                             --------------------------------------------------------------------------------------
           PERSON               10   SHARED DISPOSITIVE POWER
            WITH
                                     761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          761,723
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                             / /

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.9%
-------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON

          IN
-------------------------------------------------------------------------------------------------------------------

1.       ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "STATEMENT") relates to the Common Stock, $0.001 par value per share (the "COMMON STOCK"), of Hybrid Networks, Inc. (the "ISSUER") that is issuable upon conversion of the 4% Convertible Debentures due 2009 (the "DEBENTURES") purchased from the Issuer by OSCCO III, L.P., a California limited partnership ("OSCCO"), on September 9, 1999.

         The Debentures will be convertible, at OSCCO's election, into 263,158 shares of Common Stock (subject to adjustment as provided in the Debenture) , at any time after the first of the following to occur:

         - December 31, 1999 (unless the Issuer agrees in writing to an earlier date),

         -  a Change of Control (as hereinafter defined) of the Issuer or

         - receipt by OSCCO of a Change of Control Notice (as hereinafter defined) from the Issuer.

         For purposes of the Debentures, Change of Control means: (a) any person shall have acquired beneficial ownership of more than 25% of the outstanding voting stock of the Issuer (within the meaning of Section 13(d) or 14(d) of the Exchange Act); or (b) individuals who immediately after the closing were directors of the Issuer cease to constitute a majority of the board of directors of the Issuer. If a proposed Change of Control will occur pursuant to an agreement to which the Issuer is a party, the Issuer shall give notice of such proposed Change of Control (the "CHANGE OF CONTROL NOTICE") to OSCCO at least 10 business days prior to the consummation of the transactions contemplated by such agreement. At any time on or after December 31, 2000, the Issuer shall have the right to convert the principal of the Debentures (or any portion of the principal which is $1.00 or an integral multiple of $1.00) into fully paid and nonassessable (except as otherwise provided by law) shares of Common Stock.

         OSCCO previously acquired (before 1988) and currently owns 432,013 shares of Common Stock and warrants (which are currently exercisable) to purchase up to 66,552 shares of Common Stock (together, the "OTHER SECURITIES"). Before October 31, 1999, the date on which the Debentures will be exercisable within 60 days, OSCCO has and will beneficially own less than 5% of the total outstanding Common Stock. On October 31, 1999, OSCCO will, by virtue of the Debentures (when added to the Other Securities) beneficially own 6.9% of the total outstanding Common Stock.

         The principal executive offices of the Issuer are located at 6409 Guadalupe Mines Road, San Jose, California 95120.

2.       ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by OSCCO, OSCCO Management Partners III, a California general partnership and general partner of OSCCO ("OSCCO MANAGEMENT"), and Stephen E. Halprin, F. Ward Paine and Jonathan C. Baer, all being general partners of OSCCO Management (collectively, the "GENERAL PARTNERS"). Each of the foregoing are referred to as a "REPORTING PERSON" and collectively as the "REPORTING PERSONS."

         (b) The principal business offices of OSCCO, OSCCO Management and Mr. Halprin are located at 12 Hawk View, Portola Valley, CA 94028. The principal business office of Mr. Paine is located at 290 Mapache, Portola Valley, CA 94028. The principal business office of Mr. Baer is located at 55 Pepper Drive, Los Altos, CA 94022.

         (c) OSCCO is a private investment fund whose principal business includes engaging in the purchase and sale of investments for its account. The principal business of OSCCO Management is acting as the general partner of OSCCO. The principal occupation of each of Mr. Halprin and Mr. Paine is acting as a general partner of OSCCO Management. The principal occupation of Mr. Baer is as an advisor and consultant to various early stage companies.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or (ii) finding any violation with respect to such laws.

         (f) Each General Partner is a citizen of the United States of America.

3.       ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the Debentures was $750,000. The aggregate price paid for the Other Securities was $1,097,878.75. The funds used by OSCCO to purchase the Debentures and Other Securities were funds raised by OSCCO for the purpose of purchasing securities in general but not these particular securities.

4.       ITEM 4.  PURPOSE OF TRANSACTION.

         OSCCO purchased the Debentures and the Other Securities based on its belief that they represented an attractive investment opportunity. The acquisition of the Debentures and the Other Securities was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

         Depending upon overall market conditions, other investment opportunities available to OSCCO and the availability of securities of the Company at prices that would make the purchase of additional securities of the Company desirable, OSCCO may endeavor to increase its position in the Issuer through the purchase of additional securities of the Company on the open market or in private transactions, through a tender offer or otherwise, on such terms and at such times as OSCCO may deem advisable.

         OSCCO intends to actively monitor efforts of management to increase stockholder value. OSCCO may also decide in the future to propose a transaction whereby all or a portion of the Issuer be sold, and in connection therewith, OSCCO may seek to participate in such transaction or seek to acquire control of the Issuer in a negotiated transaction or otherwise. OSCCO also may seek in the future to have one or more of its representatives appointed to the Board of Directors of the Issuer, by agreement with the Issuer or otherwise, including by running its own slate of nominees. OSCCO may in the future propose other matters for consideration and approval by the Issuer, its stockholders or the Board of Directors, but has not identified such matters this date.

         OSCCO does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of
Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. OSCCO intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer's financial position and investment strategy, the price levels of the Debentures, the Other Securities or shares of Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including purchasing additional Debentures, Other Securities or shares of Common Stock or selling some or all of the Debentures or Other Securities, or to change its intentions with respect to any and all matters referred to in Item 4.

5.       ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) OSCCO has purchased the Debentures for an aggregate purchase price of $750,000. Assuming the conversion of the Debentures and the exercise of the warrants referred to above, each Reporting Person would own as of the date hereof 761,723 shares of Common Stock, representing approximately 6.9% of the 11,006,952 shares of Common Stock outstanding as of September 30, 1999 (adjusted to include the Common Stock issuable upon conversion of the Debentures and the warrants owned by OSCCO). The number of shares of Common Stock into which a Debenture is convertible may be increased due to certain adjustments to the conversion price as described in the Debenture.

         (b) OSCCO individually purchased the Debentures and has the sole power to vote or to direct the vote of 761,723 shares of Common Stock and the sole power to dispose or to direct the disposition of 761,723 shares of Common Stock. OSCCO Management, by virtue of being the sole general partner of OSCCO, has the sole power to vote or to direct the vote of 761,723 shares of Common Stock and the sole power to dispose or to direct the disposition of 761,723 shares of Common Stock. The General Partners, by virtue of their position as a general partner of OSCCO Management, have shared power to vote or to direct the vote of

761,723 shares of Common Stock and shared power to dispose or direct the disposition of 761,723 shares of Common Stock. Each General Partner shares voting and disposition power relating to 761,723 shares of Common Stock with each of the other General Partners in proportion to such General Partner's profit interest in OSCCO Management.

         (c) OSCCO purchased the Debentures on September 9, 1999 as described in
Item 1 above. In September, Stephen E. Halprin exercised options for 2,160 shares of Common Stock. Mr. Halprin subsequently transferred such shares of Common Stock to OSCCO. No other Reporting Person has effected a transaction in the Common Stock during the sixty days preceding the date of this Schedule 13D.

         (d)      Not applicable.

         (e)      Not applicable.

6. ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 9, 1999, in connection with the purchase of the Debentures, OSCCO, along with holders of a majority of the "Registrable Securities" under the Issuer's prior registration rights agreement, entered into the 1999 Amended and Restated Investor Rights Agreement. Under the Rights Agreement, OSCCO and the other holders of Registrable Securities have (a) piggyback registration rights to participate, at the Issuer's expense, in any registration by the Issuer for its own account or for the account of any stockholder (other than registrations on Form S-8 or Form S-4) and (b) the right to require the Issuer to register, at its expense, the sale of the Registrable Securities on Form S-3, subject to certain conditions.

         Other than as described above, and other than the agreements governing OSCCO and OSCCO Management (which agreements apply to securities in general and not specifically to the Issuer's securities), to the best of each of the Reporting Person's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7.       ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed herewith:

         1. 1999 Amended and Restated Investor Rights Agreement dated as of September 9, 1999, which is incorporated herein by reference to the Issuer's Report on 8-K (File No. 000-23289) filed with the Securities and Exchange Commission on September 24, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSCCO III, L.P.

By:      OSCCO Management Partners III
Its:     General Partner

         By:      /s/ STEPHEN E. HALPRIN
                  ------------------------
                  Stephen E. Halprin
         Its:     General Partner


OSCCO MANAGEMENT PARTNERS III

         By:      /s/ STEPHEN E. HALPRIN
                  ------------------------
                  Stephen E. Halprin
         Its:     General Partner


STEPHEN E. HALPRIN

   /s/ STEPHEN E. HALPRIN
--------------------------

F. WARD PAINE

   /s/ F. WARD PAINE
--------------------------

JONATHAN C. BAER

   /s/ JONATHAN C. BAER
--------------------------




Date: October 26, 1999